Champion Enterprises Inc.
Phyllis A. Knight	755 West Big Beaver Road
Executive Vice President	Suite 1000
and Chief Financial Officer	Troy, Michigan 48084
pknight@championhomes.net	248.614.8200

June 5, 2009
VIA OVERNIGHT DELIVERY
Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended January 3, 2009 Form 10-Q for the Period Ended April 4, 2009 Schedule 14A filed March 30, 2009 File No. 1-9751
Dear Mr. Decker:
The following contains our responses to the written follow-up comments from the staff of the Securities and Exchange Commission sent June 2, 2009 in response to the Company’s May 15, 2009 response letter.
FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009
Item 15 — Exhibits and Financial Statement Schedules, page 45
1.	We note that the Amended and Restated Credit Agreement dated April 7, 2006 has not been included in the list of exhibits. Please revise future filings to include this agreement in the exhibit list.
Response: We will include the Amended and Restated Credit Agreement dated April 7, 2006 in the exhibit list in future filings.

Mr. Decker
June 5, 2009

Financial Statements
Consolidated Statements of Cash Flows, page F-6
2.	We have reviewed your response to prior comment 15 from our letter dated April 8, 2009. You determined that approximately $3.3 million of the $7.5 million insurance proceeds received in 2008 should have been classified as cash from investing activities and you believe that this is not a material amount. Given your net cash used in operating activities and investing activities of $16 million and $17.5 million for the year ended January 3, 2009, please expand upon your determination that this reclassification is not material. Your response should address both qualitative and quantitative reasons why you don’t believe this reclassification is material.
Response: In making the determination that approximately $3.3 million of 2008 insurance proceeds which should have been classified as cash from investing activities rather than cash from operating activities was not a material misstatement, we considered both qualitative and quantitative reasons. After review, we concluded that it was unlikely that a reasonable person would consider the misstatement of this item important. Further, we concluded that it was not probable that the judgment of a reasonable person relying upon the financial report would have been changed or influenced by the correction of this item.
Qualitatively, important considerations regarding the misstatement included the fact that it was not intentional, that there were no other errors related to the 2008 statement of cash flows identified during the audit process or identified by management subsequent to the filing of our Annual Report on Form 10K, and that it had no impact on the following items:

•	Reported earnings or earnings trends;
•	The trend in cash provided by (or used for) operating activities;
•	The trend in cash used for investing activities;
•	Meeting, or the failure to meet, analysts’ consensus expectations;
•	The results of or trends in any individual operating or reporting segment;
•	Reported cash balances or any other line item on the balance sheet;
•	Compliance with regulatory requirements;
•	Compliance with loan covenants or other contractual requirements;
•	Calculations of incentive compensation awards; or
•	Concealment of an unlawful transaction.
Further, we considered the fact that even though the item was misclassified within the statement of cash flows, the nature of the item was prominently disclosed and separately labeled such that a reasonable person relying on the financial report would clearly understand that this item represented the receipt of insurance proceeds rather than cash generated through the normal, recurring operations of the business.

Mr. Decker
June 5, 2009

Quantitatively, we considered the fact that cash provided by operating activities in 2007 totaled $80.3 million, while cash used for operating activities in 2008, as reported, totaled $16.0 million, for a total year-over-year decline of $96.3 million. Absent the misstatement with respect to the classification of the insurance proceeds, the year-over-year decline would have instead been reported as $99.6 million or a further decline in cash from operations of only approximately 3.4%.
We also considered the fact that cash used for investing activities totaled $101.0 million in 2007 but was reduced to a use of only $17.5 million, as reported, in 2008, for a total year-over-year decline of $83.5 million. Absent the misstatement with respect to the classification of the insurance proceeds, the year-over-year decline would have instead been reported as $86.8 million, or a further decline of only approximately 4.0%.
We further concluded that the magnitude of the change in cash provided by (or used for) operating activities and in cash used for investing activities was more significant for purposes of computing materiality than the actual reported amounts for 2008. While recognizing that the misstated amount represented a more material percentage of the actual reported amounts for 2008, we made this determination as a result of the significance of the change in the multi-year trend experienced during 2008 in these items. We concluded that a reasonable person would not have come to a different conclusion with respect to the significance or magnitude of the change in the company’s performance had it not been for this misstatement. Thus, we do not believe this item warrants a restatement of our previously filed results. However, we would expect to reclassify the amount in future periods with appropriate disclosure.
3.	You have presented insurance proceeds of $4.1 million within your cash flows from investing activities for the period ended April 4, 2009. Please tell us if the $4.1 million includes in it the insurance proceeds of $3.3 million that should have been classified as cash from investing activities in 2008.
Response: The $4.1 million of insurance proceeds presented within cash flows from investing activities for the period ended April 4, 2009 does not include the $3.3 million that should have been classified as such in 2008.
FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2009
Item 1A — Risk Factors, page 24
Sales of selected assets — Our current strategy includes plans to sell selected assets to reduce outstanding senior debt, page 24

Mr. Decker
June 5, 2009

4.	In future filings, please address the risks imposed by future impairment charges under a separate caption and ensure that the disclosure adequately describes and, to the extent possible, quantifies the risks that these potential impairment charges may present for the investors. Also briefly discuss any material restructuring charges you expect to incur to give this risk factor more specificity.
Response: In future filings we will add a risk factor which describes and, to the extent possible, quantifies the risk of future impairment charges relating to sales of assets. We will also discuss any material restructuring charges that we expect to incur.
SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON MARCH 20, 2009
Compensation Discussion and Analysis, page 20
Benchmarking, page 22
5.	We note your response to comment 29 of our April 8, 2009 letter. However, it remains unclear what is intended by the term “statistical validation” and how the compensation committee uses the data derived by the second peer group. In future filings, please also clarify how the compensation committee performs such statistical validation.
Response: The statistical validation was used to verify the accuracy of the compensation committee’s peer group findings. If such validation is used in future years, the Company will clarify how such an analysis is accomplished.
Restricted Stock Awards, page 31
6.	We note your response with respect to comment 34 of our April 8, 2009 letter. If individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.
Response: In future filings, if a Named Executive Officer receives restrictive stock awards based substantially upon his or her individual performance, the Company will disclose, in context, the specific contributions of that individual and discuss how those contributions affected the compensation decision.

Mr. Decker
June 5, 2009

In connection with our response to your comments, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to these responses, please feel free to contact me at (248) 614-8265.

Very truly yours,
/s/ Phyllis A. Knight
Phyllis A. Knight
Executive Vice President and Chief Financial Officer